CARDIVA MEDICAL, INC.

1615 Wyatt Drive

Santa Clara, CA 95054

February 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    J. Nolan McWilliams

  Justin Dobbie

  Tracey Houser

  Brian Cascio

RE:    Cardiva Medical, Inc.

  Withdrawal of Registration Statement on Form S-1

  File No. 333-251885

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Cardiva Medical, Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Registrant’s Registration Statement on Form S-1 (File No. 333-251885) together with all exhibits and amendments thereto (collectively, the “Registration Statement”) initially filed with the Commission on January 4, 2021.

The Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Registrant, Mark Weeks of Cooley LLP at (650) 843-5011, or in his absence, Josh Seidenfeld at (650) 843-5862.

Sincerely,

Cardiva Medical, Inc.

By:	/s/ John Russell
Name: John Russell
Title: Chief Executive Officer

cc:     Lisa Garrett, Cardiva Medical, Inc.

Mark Weeks, Cooley LLP

Josh Seidenfeld, Cooley LLP

Milson Yu, Cooley LLP